Exhibit 99.1

Descartes Completes Acquisition of Visual Compliance / eCustoms Business
Strengthens Denied Party Screening Footprint for Global Logistics Network Customers and Partners

WATERLOO, Ontario, February 13, 2019 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced the closing of its acquisition of the businesses run by the Management Systems Resources Inc. group of companies operating under the names “Visual Compliance,” “eCustoms” and “MSR” (collectively, “Visual Compliance”). Descartes previously announced the signing of the definitive agreement to acquire Visual Compliance on January 28, 2019.

The purchase price for the acquisition was approximately CAD $330 million (approximately US $250 million), including working capital acquired. The transaction is structured as a combination of asset and share purchases. In partial satisfaction of the purchase price, Descartes issued 296,480 Descartes common shares valued at approximately CAD $12 million (approximately US $9 million) to individuals receiving proceeds from the transaction. The balance of the purchase price (approximately CAD $318 million or approximately US $240 million) was satisfied in cash, primarily drawn from Descartes’ revolving credit facility.

About Visual Compliance
Visual Compliance has operated since 1983. Visual Compliance has approximately 100 employees primarily based out of Toronto, Ontario, with a supporting office in Buffalo, New York. More details on Visual Compliance can be found at www.visualcompliance.com.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Visual Compliance including potential benefits derived from the acquisition and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, risks from the diversion of management time on transaction-related issues and integration; risks relating to the

The Descartes Systems Group Inc. | tsx: DSG | nasdaq: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

incurrence of additional debt to fund the proposed transaction, and the ability of Descartes to repay such debt, including risk relating to its ability to access the capital markets to fund such repayment or to meet its future funding requirements; the impact of general market, economic, industry or political conditions; currency fluctuation risk; risk related to integration of Visual Compliance’s technology platform, including assumption of any IT security risk; operational risk of Visual Compliance’s business, including failure of internal controls; retention of key personnel of Visual Compliance; competitive threats to Visual Compliance’s business, including threat of new entrants; threat of governments standardizing regulation and/or providing free access to regulatory trade data; risk of negative response to the proposed transaction by Descartes’ business partners; failure to integrate Visual Compliance’s business on a timely basis or basis that achieves anticipated synergies or fails to maintain the value of its business; and other risks, factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could impact our ability to complete the transaction and/or materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. | tsx: DSG | nasdaq: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com